

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Julian C. Day
Chairman of the Board and Chief Executive Officer
RadioShack Corporation
Mail Stop CF-201 RadioShack Circle
Fort Worth, Texas 76102

> **Re:** **RadioShack Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-05571**

Dear Mr. Day:

We have reviewed your response letter dated February 10, 2011 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Form 10-K, for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Net Sales and Operating Revenues, page 23

1. We note your tabular summary of consolidated net sales and operating revenues by platform for all periods presented. As we previously requested in our letter dated September 15, 2010, please revise to disclose, in future filings, the amount of upfront commission revenue and residual income included in the total amount consolidated net sales and operating revenues for all periods presented.

Gross Profit, 25

2. We note your discussion of consolidated gross profit and gross margin. In order for investors to better understand the performance of your businesses, please expand to provide your gross profit discussion by reporting segment in future filings. Refer to Item 303 (a) of Regulation S-K.

3. In addition, we note your disclosure of the improvement in gross margin partially driven by improved product mix combined with few markdowns as a result of more effective promotional productivity, inventory management and high sell through of seasonal products. In this regard, please expand your disclosures to provide more detail the nature of the change in product mix and the insights on how the change in the product mix improves the gross margin.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or the undersigned at (202) 551-3377 if you have questions regarding our comment on the financial statements and related matters. Please contact Christopher Chase, Staff Attorney, at (202) 551-3485 if you have other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief